SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the period ending 3rd February 2011
GlaxoSmithKline plc
(Name of registrant)
980 Great West Road,
Brentford,
Middlesex, TW8 9GS
(Address of principal executive offices)
Indicate by check mark if the registrant files or will file annual reports under cover Form 20-F or Form 40-F
Form 20-F ☑     Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Date: February 3rd, 2011	GlaxoSmithKline plc (Registrant)
	By:	/s/ Victoria Whyte
VICTORIA WHYTE
Authorised Signatory for and on behalf of GlaxoSmithKline plc

PRESS RELEASE

Issued: Thursday, 3rd February 2011, London, UK
Unaudited Preliminary Results Announcement for the year ended 31st December 2010
Strategic progress drives positive underlying sales growth*, increasing pipeline potential and improved cash generation
Increased dividend and new long-term share buy-back programme enhance returns to shareholders

Results before major restructuring**

	2010				Q4 2010
	£m		CER%	£%	£m		CER%	£%
Turnover	28,392		(1)	—	7,197		(13)	(11)
Earnings/(loss) per share	53.9	p	(59)	(56)	(7.5	)p
EPS excluding legal charges	120.7	p	(11)	(8)	28.2	p	(34)	(33)

Total results

	2010				Q4 2010
	£m		CER%	£%	£m		CER%	£%
Turnover	28,392		(1)	—	7,197		(13)	(11)
Restructuring charges	1,345				283
Legal charges	4,001				2,165
Earnings/(loss) per share	32.1	p	(75)	(71)	(13.6	)p

The full results are presented under ‘Income Statement’ on pages 10 and 17.

*	Underlying sales growth excludes pandemic products, Avandia and Valtrex, see page 9.

**	For explanations of the measures ‘results before major restructuring’ and ‘CER growth’, see page 9.

Summary
•	Continuing focus on ROI and capital allocation:
-	Restructuring benefits of £1.7 billion delivered; on track for 2012 £2.2 billion target

-	Investment drives sales in Emerging Markets, Vaccines and Consumer Healthcare

-	Consumer Healthcare to increase focus around ‘priority’ brands and emerging markets; non-core OTC brands with annual sales of around £500 million to be divested
•	Delivering diversified underlying sales growth:
-	2010 sales -1%; underlying sales growth 4.5%*

-	Sales generated in ‘white pills/western markets’ 25% of 2010 sales (40% in 2007)

-	Underlying sales momentum expected to continue in 2011 and translate to reported growth in 2012 at CER
•	Increasing pipeline potential:
-	Sustained portfolio of ~30 opportunities in late-stage development

-	10 new molecules and vaccines enter Phase III in last 12 months

-	Respiratory LABA/LAMA combination enters Phase III development for COPD

-	Phase III data expected on ~15 assets by end of 2012
•	Improved cash generation:
-	Adjusted net cash inflow from operating activities £8.8 billion up 9% (excludes £2 billion of cash outflow for legal matters)

-	Net debt £8.9 billion; £0.6 billion lower than 2009

-	Working capital improvement programme delivers £1.3 billion of net cash (including £600 million from lower pandemic receivables)
•	Enhancing returns to shareholders:
-	2010 dividend up 7% to 65p; priority is to deliver further growth

-	Long-term share buy-back programme initiated (£1-2 billion expected in 2011)

1

PRESS RELEASE

GSK’s strategic priorities
GSK has focused its business around the delivery of three strategic priorities, which aim to increase growth, reduce risk and improve GSK’s long-term financial performance:
•	Grow a diversified global business

•	Deliver more products of value

•	Simplify GSK’s operating model
Chief Executive Officer’s Review
We have substantially re-engineered GSK’s business model over the last two and a half years, through major restructuring and a rigorous returns-based approach to capital allocation.
We are also having to deal with long-standing legal cases. There is no doubt that the scale of legal provisioning that has been required is significant. However, I continue to believe that it is in the company’s best interests to resolve this inherent unpredictability and reduce our overall litigation exposure.
The changes we have made are delivering diversified underlying sales growth, increasing pipeline potential and improved cash generation.
These elements are at the core of our strategy to address the market challenges we identified and to deliver sustained financial performance. They also speak to what we have created — a balanced, synergistic business with a lower risk profile and the option for significant potential upside from the pipeline.
All of this is being done with the direct aim of enhancing returns to shareholders through continued dividend growth and other measures such as the new long-term share buy-back programme we initiated today.
Continuing focus on ROI and capital allocation
Reinvestment of costs saved through our restructuring programme has enabled us to diversify and strengthen GSK’s sales base. £1.7 billion of cost has been extracted from our developed country sales & marketing, support functions, R&D and manufacturing infrastructure since 2008. We are on track to deliver £2.2 billion of savings by 2012.
We have taken cost out from lower returning activities and reinvested it in areas such as Emerging Markets, Vaccines and Consumer Healthcare. The benefit of this reinvestment is evident. 2010 reported sales for these businesses were up 22%, 15% and 5% respectively. Excluding sales of pandemic products, Avandia and Valtrex underlying sales in Emerging Markets were up 20%, and Vaccines sales were up 10%.
Bolt-on acquisitions are also contributing meaningfully to sales in these areas. In 2010, we spent £354 million on acquisitions. This compares with £2.8 billion in 2009 and reflects our disciplined approach to investment in what is a highly competitive market. We continue to evaluate returns from these investments. Assessment of earlier acquisitions such as Stiefel and the emerging market portfolios of UCB and BMS all indicate that they are on track to meet, or exceed, the targets we set at acquisition.
All this is fundamentally reducing GSK’s dependency on sales of products in ‘white pills/western markets.’ Sales generated from these markets and products have decreased from 40% in 2007, to 25% in 2010. Over time, this should help to reduce the adverse impact of patent expirations on the Group.

Issued: Thursday, 3rd February 2011, London, U.K.	2

PRESS RELEASE

Reinvestment and cost reduction has also helped to mitigate the impact of what has been a significant ‘patent cliff’ for GSK with more than £4 billion of patented sales being lost to generic competition over the last 4 years. This is in addition to the £1 billion of Avandia sales decline over the same period.
Our drive for change, and to improve returns on investment through restructuring and effective capital allocation, will not stop.
Today, we are announcing our intention to accelerate growth and focus our Consumer Healthcare business around a portfolio of ‘priority’ brands and the emerging markets. These two dimensions represent around 90% of our current sales base. We intend to divest the remaining 10% of sales (£500 million) which consist of European and American non-core OTC brands. Our aim is to divest these products by late 2011, subject to interest and realising appropriate value for shareholders. We expect to use the proceeds to fund increased returns to shareholders.
Divestments of non-core assets to create value for shareholders will continue. This week, we completed the divestment of our total shareholding in Quest Diagnostics for net proceeds after tax of $1.1 billion (£0.7 billion) and the sale of our remaining interests in Zovirax cream and ointment formulations in North America to Valeant Pharmaceuticals for $300 million (£190 million).
Delivering diversified underlying sales growth
In 2010, reported sales were down 1%; however, underlying sales growth (sales excluding pandemic products, Avandia and Valtrex) was 4.5%. This growth was achieved despite the ongoing impacts of US healthcare reform and EU government austerity measures which reduced sales by approximately £380 million.
In 2011, we expect underlying sales momentum to continue and translate into sustainable reported growth in 2012. This expectation includes our assessment for further pricing reductions in the USA and Europe which is expected to amount to an incremental £325 million in 2011.
We recognise that tracking GSK’s performance in 2011 will be difficult. The ‘washout’ of pandemic products, Avandia and Valtrex, which altogether represented sales of more than £2 billion in 2010, will clearly impact our reported sales and margin for the year and especially during the first half.
Given the minimal sales and marketing support for these products, we expect this to reduce our operating margin (excluding legal charges and other operating income) during 2011 by around 1 percentage point. This reduction also takes into account the industry levy associated with US healthcare reform. We expect the Group margin (on the same basis) to improve from 2012 onwards reflecting delivery of our underlying sales momentum and cost savings realised through our restructuring programme.
Offsetting this impact to SG&A expenditure, would require us to reduce investment in growth areas of the business, and we do not believe this is in the long-term interests of the business.
Increasing pipeline potential
GSK has a peer-leading portfolio of around 30 opportunities in phase III and registration.
This portfolio is diverse with 5 biopharmaceuticals and 5 vaccines in addition to NCEs, all targeting multiple disease areas. The portfolio is also innovative with more than 20 assets not currently on the market for any indication.
Importantly, we are delivering sustained asset progression with 10 NCEs and new vaccines entering phase III since the start of 2010. 7 assets are filed with regulators or pending filing. By the end of 2012, we expect Phase III data on around 15 additional assets, including treatments for type 1 and 2 diabetes, rare diseases and multiple cancer types.

Issued: Thursday, 3rd February 2011, London, U.K.	3

PRESS RELEASE

Looking at asset progression, one particular area I want to mention here is our respiratory pipeline. Today, we are announcing that a new LAMA/LABA combination product (‘719/’444), will join Relovair in Phase III development. We have also announced the initiation of an extensive clinical outcomes study to assess the potential for Relovair to improve survival in patients with COPD. With more than 50 years of experience in this field, respiratory remains a very important part of GSK’s research.
Improving returns on investment is key to how we are running our R&D operations. Our previously announced target is to deliver an aspirational rate of return for GSK’s R&D of around 14%. We have made fundamental changes to how we allocate our R&D expenditure, directing it to our late stage pipeline and reducing cost and risk through externalising parts of early-stage discovery; dismantling infrastructure; and terminating development in areas with low financial and scientific return.
Improved cash generation
Improvements in business efficiency are also helping drive cash generation. Adjusted 2010 net cash inflow before legal settlements was £8.8 billion, up 9% in sterling terms, reflecting the benefits of our ongoing restructuring programme and the success of our working capital initiatives. During 2010, working capital reduced by £1.3 billion (including £600 million of cash from lower pandemic receivables).
Cash outflow in respect of the settlement of legal matters was £2 billion in the year, resulting in net cash inflow from operating activities of £6.8 billion.
Net debt was £8.9 billion, £0.6 billion lower than the previous year. This positions the Group well to accommodate the already provided for legal costs as they become payable, whilst continuing to support our ongoing investment programmes and delivery of targeted returns to shareholders.
Increasing returns to shareholders
With improvements in our cash position, we are increasing returns to shareholders.
We increased GSK’s dividend by 7% to 65p in 2010 and our priority is to deliver further growth in the dividend. Since 2005, dividends have increased each year with average growth of 8% over the five-year period.
Today, we are announcing that we will buy back shares again. In 2011, as part of a new long-term share buy-back programme and depending on market conditions, we expect to repurchase £1-2 billion of shares.
Our commitment is to use free cash flow to support increasing dividends, undertake share repurchases or, where returns are more attractive, invest in bolt-on acquisitions.
Summary
In conclusion, whilst our operating environment remains challenging, I believe we have made significant progress through restructuring and a rigorous returns-based approach to capital allocation. Our business is more balanced and is generating underlying sales growth. Our broad and diverse pipeline is generating increasing potential. Our cash generation is strong and we are enhancing returns to shareholders. With the rest of GSK’s management team, I remain confident that we can generate increased value for shareholders and deliver even better outcomes to patients and consumers.
Andrew Witty
Chief Executive Officer
A short video interview with Andrew Witty discussing today’s results and GSK’s strategic progress is available on www.gsk.com and cantos.com

Issued: Thursday, 3rd February 2011, London, U.K.	4

PRESS RELEASE

Full year trading update
Turnover and key product movements impacting growth for full year 2010
Total Group turnover for the year declined 1% to £28.4 billion, with pharmaceutical turnover down 2% to £23.4 billion and Consumer Healthcare sales up 5% to £5.0 billion. Excluding pandemic products, Valtrex and Avandia, Group sales were up 4.5% for the year.
Regional pharmaceutical turnover
US pharmaceuticals sales declined 11% to £7.6 billion, primarily due to generic competition to Valtrex, a significant reduction in sales of pandemic related products and lower sales of Avandia. Excluding these products, sales grew 3%, despite the discontinuation of GSK’s promotion of Boniva, the sale of Wellbutrin XL in May 2009, and the impact of US healthcare reform across the product range. New products launched since 2007 grew 29% and contributed 8% of 2010 sales.
Europe pharmaceuticals sales declined 6% to £6.5 billion, primarily due to the impact of a significant reduction in sales of pandemic related products, generic competition to Valtrex and lower sales of Avandia. Excluding these products, sales were flat, reflecting the impact of government austerity measures.
Emerging Markets pharmaceutical sales grew 22% to £3.6 billion, with strong growth across most product categories and also helped by pandemic related product sales of £227 million (2009: £89 million). Asia Pacific/Japan pharmaceutical sales grew 9% to £3.1 billion. Excluding pandemic related products, Valtrex and Avandia, sales grew 20% in Emerging Markets and 7% in Asia Pacific/Japan.
Pharmaceutical products
Seretide/Advair sales grew 2% to £5.1 billion, with strong growth in Japan (+17% to £246 million) and Emerging Markets (+16% to £328 million). Sales in the USA were level at £2.6 billion and grew 2% in Europe to £1.6 billion.
Several other respiratory products delivered growth including Avamys/Veramyst (+33% to £193 million), Ventolin (+8% to £522 million) and Flovent (+2% to £804 million).
Total vaccine sales grew 15% to £4.3 billion, including £1.2 billion of pandemic vaccine sales (2009: £883 million). Several new vaccines contributed to this growth including Synflorix (more than doubling to £221 million), Boostrix (+29% to £181 million) and Cervarix (+26% to £242 million). Sales of Hepatitis vaccines grew 7% to £720 million, Infanrix/Pediarix grew 8% to £700 million and seasonal flu sales grew 14% to £241 million. Rotarix sales were down 18% to £235 million, as the product continues to recover market share lost following its temporary suspension from several markets earlier in the year.
Relenza sales were £121 million (2009: £720 million), down 84%, against the previous year where significant government orders were received.
Dermatology sales were £1,087 million, including heritage GSK products and those acquired through business acquisitions, principally Stiefel in July 2009. The estimated sales growth in 2010 for the business on a pro-forma basis (excluding 2010 acquisitions) is approximately 6%. In addition, GSK’s heritage consumer dermatology portfolio, reported within Consumer Healthcare, contributed sales of £256 million (+8%).
Other strong pharmaceutical performances during the year included Tykerb (+34% to £227 million), Arixtra (+19% to £301 million), Avodart (+18% to £629 million), and Lovaza (+17% to £530 million). Newly launched oncology products Votrient and Arzerra delivered sales of £38 million and £31 million, respectively.

Issued: Thursday, 3rd February 2011, London, U.K.	5

PRESS RELEASE

Valtrex sales (-60% to £532 million) were impacted by generic competition in the USA and Europe. Boniva’s reported sales of £78 million were down 69%, primarily reflecting the transfer to Genentech of the exclusive promotion rights in the USA on 1st January 2010. Reported sales of Wellbutrin declined 39% to £81 million, reflecting the sale of Wellbutrin XL in the USA to Biovail in Q2 2009.
Avandia sales declined by 44% to £440 million. On 23rd September 2010 the European Medicines Agency suspended marketing authorisation for all Avandia containing products and the US Food and Drug Administration announced additional measures to ensure continued safe use of Avandia, including a Risk Evaluation and Mitigation Strategy (REMS) programme. As a result, GSK expects global sales of Avandia containing products to be minimal in the future.
Sales of HIV products by ViiV Healthcare were down 3% to £1.6 billion. Sales of the former Pfizer products Selzentry and Viracept (combined sales of £118 million) and growth from Epzicom/Kivexa (+1% to £555 million) partially offset reductions in the sales from other HIV products including Trizivir (-28% to £144 million) and Combivir (-16% to £363 million).
Consumer Healthcare
Total Consumer Healthcare sales were up 5% to £5.0 billion, significantly outgrowing market growth estimated to be approximately 2%.
Sales in the Rest of World grew 13% to £2.0 billion, driven by strong growth in India and China, which grew by 19% and 18%, respectively. Europe sales were level with last year with sales of £2.0 billion and the business in the USA grew 1% to £1.0 billion.
On a category basis, global Oral care sales grew 6% to £1,602 million led by growth of Sensodyne in all regions and Nutritional healthcare sales grew 9% to £952 million. Sales of OTC medicines were £2,456 million, up 3%, with strong growth of Panadol and smoking control products partly offset by lower sales of alli in both the USA and Europe and lower sales of respiratory tract products due in part to a relatively weak flu season earlier in 2010.
Operating profit and earnings per share commentary — year ended 31st December 2010
Results before major restructuring
Operating profit before major restructuring for the year ended 31st December 2010 was £5,128 million, a 48% decline in CER terms (a decrease of 45% in sterling terms). Excluding legal costs of £4,001 million, operating profit was £9,129 million, an 11% decline in CER terms (a decrease of 7% in sterling terms) principally reflecting a 1% decline in turnover, higher cost of sales and lower other operating income partly offset by reduced SG&A costs. Operating profit margin excluding legal costs and other operating income was 30.4% in 2010. The company expects the operating profit margin excluding legal costs and other operating income to be around 1 percentage point lower in 2011.
Cost of sales increased to 26.1% of turnover (2009: 25.0%) reflecting the impact of generic competition to higher margin products in the USA (principally Valtrex), lower Avandia sales, US healthcare reforms and European austerity price cuts, and inventory and other asset write-downs, partially offset by savings from the Operational Excellence programme. The company expects cost of sales as a percentage of turnover in 2011 to remain around 26%.
SG&A costs as a percentage of turnover increased by 11.2 percentage points to 43.6%. Excluding legal costs of £4,001 million (2009: £591 million), SG&A costs were 29.5% of turnover (2009: 30.3%). This reflected operational excellence savings in the USA and Europe and lower exchange losses on inter-company transactions, partially offset by investment in growth markets and the full year impact of the acquisition of Stiefel. The company expects SG&A costs excluding legal charges to be around 30.5% of turnover in 2011.

Issued: Thursday, 3rd February 2011, London, U.K.	6

PRESS RELEASE

R&D expenditure was 14.0% of total turnover (2009: 13.9%) and included savings from the Operational Excellence programme, partially offset by higher ViiV R&D investment. The comparison to prior year was unfavourably impacted by the one-off recognition of a recoverable balance in 2009, partly offset by lower intangible asset impairments of £126 million (2009: £167 million). The company expects R&D costs as a percentage of turnover to remain around 14% in 2011.
Other operating income was £493 million (2009: £1,135 million) primarily reflecting royalty income of £296 million (2009: £296 million), income from the transfer to Genentech of the exclusive promotion rights to Boniva in the USA, and asset disposals of £134 million (2009: £875 million), partially offset by equity investment impairments of £65 million (2009: £135 million). The 2009 income included the disposal of Wellbutrin XL, various asset disposals to Aspen Pharmacare, a royalty dispute settlement gain of £78 million and the accounting gain of £296 million on the creation of ViiV Healthcare. In 2011 the company expects other operating income to be around £600 million, excluding the profit arising on the proposed Consumer Healthcare divestments of non-core OTC brands.
Net interest payable for the year was £712 million (2009: £710 million) and the company expects a similar charge in 2011.
Profit on disposal of interests in associates was £8 million. The 2009 profit of £115 million arose from the sale of 5.7 million Quest shares. Subsequent to the year-end, the company sold its entire shareholding in Quest, which will give rise to a pre-tax profit on disposal of associates of approximately £600 million (£250 million after tax).
The charge for taxation on profit before major restructuring charges amounted to £1,544 million and represents an effective tax rate of 34.3% (2009: 28.0%). The company currently expects an underlying tax rate in 2011 of around 27%. The tax due on the profit realised on the disposal of the shareholding in Quest will increase the overall tax rate for 2011 to around 29.5%. This excludes the effect of any tax that may arise on the proposed Consumer Healthcare divestments of non-core brands.
EPS before major restructuring of 53.9p decreased 59% in CER terms (a 56% decrease in sterling terms) compared with 2009. Excluding legal costs EPS before major restructuring decreased 11% in CER terms. The favourable currency impact of three percentage points reflected the weakness of Sterling against most major international currencies compared with last year, partially offset by the strengthening of Sterling against the Euro.
Total results after restructuring
Operating profit after restructuring for the year ended 31st December 2010 was £3,783 million, a decrease of 59% CER (a decrease of 55% in sterling terms) compared with 2009. This included £1,345 million of restructuring charges (2009: £832 million); £187 million was charged to cost of sales (2009: £285 million), £665 million to SG&A (2009: £392 million) and £493 million to R&D (2009: £155 million). EPS after restructuring of 32.1p decreased 75% in CER terms (a decrease of 71% in sterling terms) compared with 2009.
The current £4.5 billion Operational Excellence restructuring programme delivered £1.7 billion of cumulative annual savings in 2010, and remains on track to deliver full year savings of £2.2 billion by 2012. The cumulative charge incurred to 31st December 2010 was £3.6 billion, which includes £0.2 billion of charges for integration of new businesses.

Issued: Thursday, 3rd February 2011, London, U.K.	7

PRESS RELEASE

Cash flow and net debt
The adjusted net cash inflow from operating activities before legal settlements of £2,047 million (2009: £254 million) was £8,844 million, a 9% increase in sterling terms over 2009. The 2010 cash flow benefited from a net working capital reduction of £1,297 million. This net inflow was used to fund net interest of £668 million, capital expenditure on property, plant and equipment and intangible assets of £1,635 million, equity investments of £279 million, acquisitions of £354 million, repayment of short-term loans of £1,296 million and the dividends paid to shareholders of £3,205 million.
Net debt decreased by £585 million during the year to £8.9 billion, comprising gross debt of £15.1 billion and cash and liquid investments of £6.2 billion.
At 31st December 2010, GSK had short-term borrowings (including overdrafts) repayable within 12 months of £291 million with loans of £2,559 million repayable in the subsequent year.
Dividends
The Board has declared a fourth interim dividend of 19 pence per share resulting in a dividend for the year of 65 pence, a 4 pence increase on the 61 pence per share for 2009. The equivalent interim dividend receivable by ADR holders is 61.5296 cents per ADS based on an exchange rate of £1/$1.6192. The ex-dividend date will be 9th February 2011, with a record date of 11th February 2011 and a payment date of 7th April 2011.
Currency impact
The 2010 results are based on average exchange rates, principally £1/$1.55, £1/€1.16 and £1/Yen 136. Comparative exchange rates are given on page 31. The period end exchange rates were £1/$1.56, £1/€1.17 and £1/Yen 127. If exchange rates were to hold at these period end levels for the rest of 2011 and there were no exchange gains or losses, the estimated positive impact on 2011 sterling EPS before major restructuring would be approximately 0.9p.
Additional income statement information
To improve transparency and understanding of our increasingly diversified business additional detailed financial information is provided on pages 32 to 35.

Issued: Thursday, 3rd February 2011, London, U.K.	8

PRESS RELEASE

GlaxoSmithKline (GSK) together with its subsidiary undertakings, the ‘Group’ — one of the world’s leading research-based pharmaceutical and healthcare companies — is committed to improving the quality of human life by enabling people to do more, feel better and live longer. GlaxoSmithKline’s website www.gsk.com gives additional information on the Group. Information made available on the website does not constitute part of this document.

Enquiries:	UK Media	David Mawdsley	(020) 8047 5502
		Claire Brough	(020) 8047 5502
		Alexandra Harrison	(020) 8047 5502
		Stephen Rea	(020) 8047 5502

	USA Media	Nancy Pekarek	(919) 483 2839
		Mary Anne Rhyne	(919) 483 2839
		Kevin Colgan	(919) 483 2839
		Jennifer Armstrong	(919) 483 2839

	European Analyst / Investor	Sally Ferguson	(020) 8047 5543
		Gary Davies	(020) 8047 5503
		Ziba Shamsi	(020) 8047 3289

	US Analyst / Investor	Tom Curry	(215) 751 5419
Results before major restructuring
Results before major restructuring is a measure used by management to assess the Group’s financial performance and is presented after excluding restructuring charges relating to the Operational Excellence programme, which commenced in October 2007 and the acquisitions of Reliant Pharmaceuticals in December 2007 and Stiefel in July 2009. Management believes that this presentation assists shareholders in gaining a clearer understanding of the Group’s financial performance and in making projections of future financial performance, as results that include such costs, by virtue of their size and nature, have limited comparative value.
CER growth
In order to illustrate underlying performance, it is the Group’s practice to discuss its results in terms of constant exchange rate (CER) growth. This represents growth calculated as if the exchange rates used to determine the results of overseas companies in Sterling had remained unchanged from those used in the comparative period. All commentaries are presented in terms of CER growth, unless otherwise stated.
Underlying sales growth
Underlying sales growth excludes the sales of pandemic products, Avandia and Valtrex. Management believes this measure assists shareholders in gaining a clearer understanding of the Group’s sales performance and prospects because of the size and nature of the loss of sales from these products in 2010 and 2011. Sales of these products were:

	2010	2009
	£m	£m
Pandemic products	1,313	1,603
Avandia	440	771
Valtrex	532	1,294
Brand names and partner acknowledgements
Brand names appearing in italics throughout this document are trademarks of GSK or associated companies or used under licence by the Group.
White pills/western markets
White pills/western markets refers to sales of tablets and simple injectables (excluding biopharmaceuticals and vaccines) in North America and Europe.
Cautionary statement regarding forward-looking statements
Under the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995, the company cautions investors that any forward-looking statements or projections made by the company, including those made in this Announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect the Group’s operations are described under ‘Risk Factors’ in the ‘Business Review’ in the company’s Annual Report on Form 20-F for 2009.
GlaxoSmithKline plc, 980 Great West Road, Brentford, Middlesex TW8 9GS, United Kingdom
Registered in England and Wales. Registered number: 3888792

Issued: Thursday, 3rd February 2011, London, U.K.	9

PRESS RELEASE

Income statement
Year ended 31st December 2010

	Results						Results
	before major			Major			before major		Major
	restructuring			restructuring	Total		restructuring		restructuring	Total
	2010		Growth	2010	2010		2009		2009	2009
	£m		CER%	£m	£m		£m		£m	£m
TURNOVER	28,392		(1)		28,392		28,368			28,368

Cost of sales	(7,405)		4	(187)	(7,592)		(7,095)		(285)	(7,380)

Gross profit	20,987		(3)	(187)	20,800		21,273		(285)	20,988

Selling, general and administration	(12,388)		35	(665)	(13,053)		(9,200)		(392)	(9,592)
Research and development	(3,964)		—	(493)	(4,457)		(3,951)		(155)	(4,106)
Other operating income	493				493		1,135			1,135

OPERATING PROFIT	5,128		(48)	(1,345)	3,783		9,257		(832)	8,425

Finance income	116				116		70			70
Finance expense	(828)			(3)	(831)		(780)		(3)	(783)
Profit on disposal of interest in associates	8				8		115			115
Share of after tax profits of associates and joint ventures	81				81		64			64

PROFIT BEFORE TAXATION	4,505		(52)	(1,348)	3,157		8,726		(835)	7,891

Taxation	(1,544)			240	(1,304)		(2,443)		221	(2,222)
Tax rate %	34.3%				41.3%		28.0%			28.2%

PROFIT AFTER TAXATION FOR THE YEAR	2,961		(56)	(1,108)	1,853		6,283		(614)	5,669

Profit attributable to non-controlling interests	219				219		138			138
Profit attributable to shareholders	2,742			(1,108)	1,634		6,145		(614)	5,531

	2,961			(1,108)	1,853		6,283		(614)	5,669

EARNINGS PER SHARE	53.9	p	(59)		32.1	p	121.2	p		109.1	p

Diluted earnings per share	53.5	p			31.9	p	120.3	p		108.2	p

Issued: Thursday, 3rd February 2011, London, U.K.	10

PRESS RELEASE

Pharmaceuticals turnover
Year ended 31st December 2010

	Total		USA		Europe		Emerging Markets		Rest of World
	£m	CER%	£m	CER%	£m	CER%	£m	CER%	£m	CER%
Respiratory	7,238	3	3,394	1	2,149	—	616	19	1,079	4
Avamys/Veramyst	193	33	69	—	56	27	31	>100	37	94
Flixonase/Flonase	164	(5)	37	37	40	(7)	39	11	48	(30)
Flixotide/Flovent	804	2	431	8	159	(9)	48	38	166	(10)
Seretide/Advair	5,139	2	2,604	—	1,601	2	328	16	606	10
Serevent	201	(16)	64	(12)	98	(16)	2	(33)	37	(23)
Ventolin	522	8	179	16	142	(3)	112	19	89	(2)
Zyrtec	82	4	—	—	—	—	14	—	68	5

Anti-virals	1,086	(56)	370	(68)	109	(73)	223	(3)	384	(44)
Hepsera	128	6	—	—	1	—	58	10	69	2
Relenza	121	(84)	43	(69)	6	(97)	1	(97)	71	(80)
Valtrex	532	(60)	252	(73)	68	(56)	28	8	184	2
Zeffix	233	4	13	(24)	26	(10)	136	17	58	(5)

Central nervous system	1,753	(8)	505	(23)	540	(4)	223	17	485	(2)
Imigran/Imitrex	212	(21)	75	(39)	85	(10)	5	—	47	2
Lamictal	504	1	257	(4)	143	(6)	57	23	47	42
Requip	233	11	44	69	137	2	3	50	49	2
Seroxat/Paxil	482	(12)	27	(36)	82	(15)	73	(3)	300	(9)
Treximet	56	2	55	2	—	—	—	—	1	—
Wellbutrin	81	(39)	24	(73)	39	33	13	30	5	(25)

Cardiovascular and urogenital	2,570	11	1,571	10	610	7	134	25	255	23
Arixtra	301	19	177	25	99	8	10	43	15	18
Avodart	629	18	337	5	175	22	33	50	84	90
Coreg	171	(1)	170	(1)	—	—	—	—	1	—
Fraxiparine	222	(2)	—	—	154	(9)	55	29	13	(7)
Lovaza	530	17	528	17	—	—	—	—	2	—
Vesicare	114	9	113	8	—	—	—	—	1	—
Volibris	46	>100	—	—	40	>100	1	—	5	>100

Metabolic	678	(44)	238	(59)	166	(38)	91	(24)	183	(17)
Avandia products	440	(44)	237	(45)	88	(48)	42	(43)	73	(32)
Bonviva/Boniva	78	(69)	—	(100)	64	(26)	2	—	12	22

Anti-bacterials	1,396	(4)	75	(28)	536	(14)	609	10	176	1
Augmentin	625	(6)	11	(76)	240	(17)	291	15	83	10

Oncology and emesis	688	9	350	13	201	1	62	7	75	17
Arzerra	31	>100	26	>100	4	—	—	—	1	—
Hycamtin	144	(16)	83	(17)	48	(17)	7	17	6	(14)
Promacta	31	>100	25	92	5	—	—	—	1	—
Tyverb/Tykerb	227	34	70	28	94	28	30	36	33	72
Votrient	38	>100	33	>100	4	—	—	—	1	—

Vaccines	4,326	15	763	(7)	1,681	(2)	927	38	955	85
Boostrix	181	29	110	51	43	10	9	29	19	(16)
Cervarix	242	26	13	>100	116	(14)	25	4	88	>100
Fluarix, FluLaval	241	14	110	51	63	(8)	40	(5)	28	—
Flu Pandemic	1,192	31	1	(99)	488	(6)	226	>100	477	>100
Hepatitis	720	7	307	19	242	(6)	88	8	83	15
Infanrix, Pediarix	700	8	146	8	429	8	50	13	75	3
Rotarix	235	(18)	74	(4)	38	(28)	102	(22)	21	(17)
Synflorix	221	>100	—	—	43	38	149	>100	29	>100

Dermatologicals	1,087	51	358	70	246	48	286	52	197	26
Bactroban	119	(3)	51	(14)	27	8	28	7	13	—
Dermovate	74	—	—	—	19	—	30	—	25	—
Duac	116	>100	67	>100	23	>100	11	>100	15	>100
Soriatane	71	>100	71	>100	—	—	—	—	—	—
Zovirax	152	15	53	>100	27	(10)	26	9	46	(14)
Other	994	16	24	53	310	9	385	37	275	—

	21,816	(2)	7,648	(11)	6,548	(6)	3,556	22	4,064	6

ViiV Healthcare (HIV)	1,566	(3)	660	(8)	585	(5)	146	35	175	7
Combivir	363	(16)	143	(24)	117	(21)	63	22	40	(3)
Epivir	115	(12)	40	(17)	37	(22)	18	31	20	—
Epzicom/Kivexa	555	1	210	(7)	245	3	29	38	71	14
Lexiva	155	(12)	80	(19)	51	(15)	13	86	11	—
Selzentry	80	>100	34	—	41	>100	2	—	3	—
Trizivir	144	(28)	73	(30)	60	(26)	4	(43)	7	(13)

	23,382	(2)

Pharmaceutical turnover includes co-promotion income.

Issued: Thursday, 3rd February 2011, London, U.K.	11

PRESS RELEASE

Consumer Healthcare turnover
Year ended 31st December 2010

	Total
	£m	CER%
Over-the-counter medicines	2,456	3
Oral healthcare	1,602	6
Nutritional healthcare	952	9

	5,010	5

	Total
	£m	CER%
USA	1,037	1
Europe	1,958	—
Rest of World	2,015	13

	5,010	5

Statement of comprehensive income

	2010	2009
	£m	£m
Profit for the year	1,853	5,669

Exchange movements on overseas net assets and net investment hedges	166	(194)
Reclassification of exchange on liquidation or disposal of overseas subsidiaries	(2)	(44)
Tax on exchange movements	—	19
Fair value movements on available-for-sale investments	94	42
Deferred tax on fair value movements on available-for-sale investments	(25)	(24)
Reclassification of fair value movements on available-for-sale investments	1	—
Deferred tax reversed on reclassification of available-for-sale investments	(3)	13
Actuarial losses on defined benefit plans	(1)	(659)
Deferred tax on actuarial movements in defined benefit plans	1	183
Fair value movements on cash flow hedges	(8)	(6)
Deferred tax on fair value movements on cash flow hedges	1	2
Reclassification of cash flow hedges to income statement	3	1
Fair value movement in subsidiary acquisition	—	(6)
Cash flow hedge re-allocated on subsidiary acquisition	6	—

Other comprehensive income/(expense) for the year	233	(673)

Total comprehensive income for the year	2,086	4,996

Total comprehensive income for the year attributable to:
Shareholders	1,847	4,895
Non-controlling interests	239	101

	2,086	4,996

Issued: Thursday, 3rd February 2011, London, U.K.	12

PRESS RELEASE

GSK’s late-stage pharmaceuticals and vaccines pipeline
The table below is provided as part of GSK’s quarterly update to show events and changes to the late stage pipeline during the quarter and up to the date of announcement.
The following assets were listed as terminated in the last quarterly update and are no longer included in the table: Avandamet XR, Avandia+statin and Simplirix. Additionally, development of almorexant was discontinued in January 2011.
The table includes 5 new late stage assets that entered Phase III since the last update:
IPX066 (from Impax) for Parkinson’s disease
‘444+’719 (LABA/LAMA combination) for COPD
1605786 (CCX282) for Crohn’s disease
migalastat HCl (from Amicus) for Fabry disease
‘572+Kivexa FDC (from ViiV/Shionogi) for HIV
By the end of 2012, Phase III data is expected on the following 15 assets:
migalastat HCl, 2118436, 1349572, IPX066, ‘444+’719, Mosquirix, 1120212, otelixizumab, pazopanib, Promacta, 2402968, Relovair, albiglutide, Tykerb, MAGE-A3 — event driven

Biopharmaceuticals		USA	EU	News update in the quarter
Arzerra (ofatumumab)	CLL (first line & relapsed)	Ph III	Ph III
	NHL (FL)	Ph III	Ph III
	NHL (DLBCL)	Ph III	Ph III
Benlysta (belimumab)	Systemic lupus	Filed Jun 2010	Filed Jun 2010	Positive AdCom on 16th November 2010. PDUFA date extended to 10th March 2011.
otelixizumab	Type 1 diabetes	Ph III	Ph III
albiglutide (formerly known as Syncria)	Type 2 diabetes	Ph III	Ph III	Recruitment complete in all 8 Phase III studies.
Prolia (denosumab)	Post menopausal osteoporosis	n/a	Launched	Filings taking place in expansion territory emerging markets.

Cardiovascular & Metabolic		USA	EU	News update in the quarter
darapladib	Atherosclerosis	Ph III	Ph III

Neurosciences		USA	EU	News update in the quarter
Horizant	RLS	Filed	n/a	Response to CR letter accepted by FDA 5th November 2010. PDUFA date 6th April 2011. Ex-US rights returned to Xenoport.
almorexant	Primary insomnia	n/a	n/a	Discontinued in January 2011 following review of tolerability data from additional studies.
Potiga (ezogabine)/Trobalt (retigabine)	Epilepsy	Filed	Filed	Received CR letter from FDA on 20th November 2010. CHMP positive opinion received on 21st January 2011.
IPX066	Parkinson’s disease	Ph III	Ph III	Co-development agreement with Impax announced 16th December 2010.

Oncology		USA	EU	News update in the quarter
Promacta/Revolade	Hepatitis C	Ph III	Ph III
	CLD	Ph III	Ph III	Next steps under review.
Avodart	Prostate cancer prevention	Filed	Filed	Negative AdCom on 1st December 2010. Received CR letter from FDA on 26th January 2011.

Issued: Thursday, 3rd February 2011, London, U.K.	13

PRESS RELEASE

Oncology / contd.		USA	EU	News update in the quarter
Votrient	Sarcoma	Ph III	Ph III
(pazopanib)	Ovarian	Ph III	Ph III
Tykerb	First-line metastatic breast cancer	Ph III	Ph III
	Adjuvant breast cancer	Ph III	Ph III	Positive data from ‘535 study and Tykerb+Herceptin combination in neo-ALTTO study presented at San Antonio Breast Cancer Symposium, December 2010.
	Head & neck cancer	Ph III	Ph III
	Gastric cancer	Ph III	Ph III
1120212 (MEK inhibitor)	Metastatic melanoma	Ph III	Ph III	Phase III study commenced in January 2011.
2118436 (BRaf inhibitor)	Metastatic melanoma	Ph III	Ph III	Phase III study commenced in January 2011.

Respiratory & Immuno-inflammation		USA	EU	News update in the quarter
Relovair (‘444+‘698)	COPD	Ph III	Ph III	Phase III outcomes study commenced January 2011.
	Asthma	Ph III	Ph III
1605786 (CCX282)	Crohn’s disease	Ph III	Ph III	Phase III study commenced in January 2011.
‘444+‘719	COPD	Ph III	Ph III	Phase III study commenced in February 2011.

Rare Diseases		USA	EU	News update in the quarter
migalastat HCl	Fabry disease	Ph III	Ph III	Co-development agreement with Amicus announced 29th October 2010.
2402968 (PRO051)	Duchenne muscular dystrophy		Ph III	Phase III study commenced in January 2011.
2696273 (Ex-vivo stem cell gene therapy)	adenosine deaminase severe combined immune deficiency (ADA-SCID)		Ph II/III

Vaccines		USA	EU	News update in the quarter
Menhibrix (HibMenCY-TT)	MenCY and Hib prophylaxis	Filed	n/a	Expect to respond to FDA Complete Response letter in H1 2011.
MAGE-A3	Melanoma	Ph III	Ph III
	NSCLC	Ph III	Ph III
Nimenrix (MenACWY)	MenACWY prophylaxis	Ph III	Ph III
Herpes zoster	Shingles prophylaxis	Ph III	Ph III
Mosquirix	Malaria prophylaxis	n/a	n/a	Phase III study ongoing in Africa.

HIV (ViiV Healthcare)		USA	EU	News update in the quarter
1349572	HIV integrase inhibitor	Ph III	Ph III
‘572+Kivexa FDC	HIV integrase inhibitor + abacavir + lamivudine FDC	Ph III	Ph III	Phase III study commenced in February 2011.

Issued: Thursday, 3rd February 2011, London, U.K.	14

PRESS RELEASE

Turnover and key product movements impacting growth — Q4 2010
Total Group turnover for the quarter declined 13% to £7,197 million, with pharmaceutical turnover down 16% to £5,930 million and Consumer Healthcare sales up 4% to £1,267 million. Excluding pandemic products, Valtrex and Avandia, Group sales were up 2% in the quarter.
Regional pharmaceutical turnover
US pharmaceuticals sales declined 22% to £1,854 million, primarily due to a significant reduction in sales of pandemic related products, generic competition to Valtrex and lower sales of Avandia. Excluding these products, sales fell 6% reflecting the discontinuation of GSK’s promotion of Boniva, and the impact of US Healthcare Reform on other products.
Europe pharmaceutical sales declined 24% to £1,647 million, primarily due to the impact of a significant reduction in sales of pandemic related products, generic competition to Valtrex and lower sales of Avandia. Excluding these products, sales were down 1%, reflecting the impact of government austerity measures.
Emerging Markets pharmaceutical sales grew 16% to £969 million, with strong growth across most product categories partly offset by a reduction in pandemic sales. Excluding sales of pandemic products, Valtrex and Avandia, sales grew 28%.
Asia Pacific/Japan pharmaceutical sales declined 11% to £797 million. Excluding sales of pandemic related products, Valtrex and Avandia, sales were £724 million (+8%).
Pharmaceutical products
Sales of Seretide/Advair declined 4% to £1,346 million in the quarter, with growth in Emerging Markets (+14% to £85 million) and Japan (+6% to £81 million) offset by reductions in the USA (-7% to £670 million) and Europe (-3% to £416 million). Higher levels of discounts required as a result of US Healthcare Reform and austerity measures by European governments negatively impacted growth for the product in both the USA and in Europe.
Other respiratory products sales during the quarter were: Avamys/Veramyst (+45% to £50 million), Ventolin (-1% to £142 million) and Flovent (-5% to £220 million). The reported growth rates for both Ventolin and Flovent were negatively impacted by variations in US shipping patterns.
Total vaccine sales (excluding pandemic sales) were £833 million (+20%), with strong growth in Asia Pacific/Japan (+48% to £88 million), Emerging Markets (+34% to £235 million), the USA (+26% to £171 million) and Europe (+10% to £303 million). Contributions from new vaccines included Cervarix (+68% to £67 million, including £23 million in Japan) and Boostrix (+37% to £49 million). Synflorix sales were down 2% to £48 million, following large shipments in Q3 2010. Sales of the Hepatitis vaccines grew 5% to £164 million and seasonal flu sales grew 64% to £69 million. Rotarix sales were up 11% to £79 million, as the product continues to recover market share lost following its temporary suspension from several markets earlier in the year.
Pandemic vaccines sales were £161 million compared with Q4 2009 sales of £836 million. Relenza sales were £11 million compared with Q4 2009 sales of £256 million, which benefited from significant government orders.
Dermatology sales grew 10% to £288 million in the quarter. In addition, GSK’s heritage consumer dermatology portfolio, reported within Consumer Healthcare, contributed sales of £63 million (+11%).
Other strong pharmaceutical performances in the quarter included Tykerb (+23% to £60 million), Avodart (+22% to £177 million), Lovaza (+11% to £147 million) and Arixtra (+8% to £80 million). Newly launched oncology products Votrient and Arzerra delivered sales in the quarter of £14 million and £9 million, respectively.
Valtrex sales (-60% to £96 million) continued to be impacted by generic competition in the USA and Europe. Boniva’s reported sales of £18 million were down 73%, primarily reflecting the transfer to Genentech of the exclusive promotion rights in the USA on 1st January 2010.
Avandia sales declined by 76% to £49 million. On 23rd September 2010 the European Medicines Agency suspended marketing authorisation for all Avandia containing products and the US Food and Drug Administration announced additional measures to ensure continued safe use of Avandia, including a Risk and Evaluation and Mitigation Strategy (REMS) programme. As a result, GSK expects global sales of products containing Avandia to be minimal in the future.

Issued: Thursday, 3rd February 2011, London, U.K.	15

PRESS RELEASE

Sales of HIV products by ViiV Healthcare were down 4% to £403 million. Sales of the former Pfizer products Selzentry and Viracept (combined sales of £30 million in the quarter) partly offset reductions in the sales from other HIV products including Trizivir (-35% to £32 million), Combivir (-11% to £99 million) and Epzicom/Kivexa (-3% to £146 million).
Consumer Healthcare
Total Consumer Healthcare sales were up 4% to £1,267 million, ahead of market growth for the quarter estimated to be approximately 3%.
On a regional basis, sales in the Rest of World markets continued to perform strongly (+13% to £485 million) with growth across all major categories. Sales in Brazil and Japan were particularly strong, helped by growth of smoking control product sales. In Europe, sales were down 3% to £503 million, mainly due to lower sales of alli and a challenging comparison to Q4 2009 which saw strong growth of Cold and flu products. US sales were up 5% to £279 million, with strong performances from Tums, Abreva, Breathe Right and smoking control products, which were driven by innovation and enhanced consumer marketing.
On a category basis, global Oral healthcare sales grew 7% to £411 million led by Sensodyne, which grew strongly in all regions. Nutritional healthcare sales grew 7% to £211 million, as a result of geographic expansion and enhanced marketing behind the Horlicks brand. Sales of OTC medicines were £645 million, up 1%. Strong growth in Rest of World markets was partially offset by lower sales of alli in both the USA and Europe.
Operating profit and earnings per share commentary — Q4 2010
Results before major restructuring
The operating loss before major restructuring for Q4 2010 was £37 million, compared with an operating profit of £2,677 million in Q4 2009. Excluding legal costs of £2,165 million, the operating profit for Q4 2010 was £2,128 million, a 33% decrease, principally reflecting reduced sales of pandemic vaccines, Valtrex and Avandia, a higher cost of sales as a percentage of turnover and lower other operating income, partially offset by lower SG&A costs.
Cost of sales was 27.5% of turnover, higher than the prior year (Q4 2009: 25.9%), reflecting the impact of generic competition to higher margin products in the USA (principally Valtrex), lower pandemic and Avandia sales, the impact of US healthcare reforms and European austerity price cuts on net sales, partially offset by savings from the Operational Excellence programme.
SG&A costs as a percentage of turnover increased to 59.6% in the quarter (Q4 2009: 34.3%). Excluding legal costs of £2,165 million, SG&A costs were 29.5% of turnover which was unchanged from 2009. This reflected investment in growth markets, offset by Operational Excellence savings in the USA and Europe.
R&D expenditure was 15.0% of turnover in the quarter (Q4 2009: 13.5%) reflecting higher intangible asset impairments offset by savings from the restructuring programme on lower turnover.
Other operating income in the quarter was £118 million (2009: £553 million) primarily comprising royalty income of £74 million (Q4 2009: £67 million), asset disposals of £60 million (Q4 2009: £511 million) and offset by £31 million of equity impairments (Q4 2009: £36 million). Various asset disposals to Aspen Pharmacare and the accounting gain from the creation of ViiV Healthcare contributed to the profit from asset disposals in 2009.
The loss per share before major restructuring was 7.5p compared with earnings per share of 35.4p in Q4 2009.
Total results after restructuring
The operating loss after restructuring for Q4 2010 was £320 million, compared with an operating profit of £2,447 million in Q4 2009. This included £283 million of restructuring charges related to the restructuring programme (Q4 2009: £230 million); £97 million was charged to cost of sales (Q4 2009: £21 million), £172 million to SG&A (Q4 2009: £174 million) and £14 million to R&D (Q4 2009: £35 million). The loss per share after restructuring was 13.6p compared with earnings per share of 32.1p in Q4 2009.

Issued: Thursday, 3rd February 2011, London, U.K.	16

PRESS RELEASE

Income statement
Three months ended 31st December 2010

	Results						Results
	before major			Major			before major		Major
	restructuring			restructuring	Total		restructuring		restructuring	Total
	Q4 2010		Growth	Q4 2010	Q4 2010		Q4 2009		Q4 2009	Q4 2009
	£m		CER%	£m	£m		£m		£m	£m
TURNOVER	7,197		(13)		7,197		8,094			8,094

Cost of sales	(1,980)		(6)	(97)	(2,077)		(2,098)		(21)	(2,119)

Gross profit	5,217		(16)	(97)	5,120		5,996		(21)	5,975

Selling, general and administration	(4,289)		51	(172)	(4,461)		(2,780)		(174)	(2,954)
Research and development	(1,083)		(3)	(14)	(1,097)		(1,092)		(35)	(1,127)
Other operating income	118				118		553			553

OPERATING (LOSS)/PROFIT	(37)		(>100)	(283)	(320)		2,677		(230)	2,447

Finance income	58				58		5			5
Finance expense	(240)				(240)		(213)			(213)
Profit on disposal of interest in associate	8				8
Share of after tax profits of associates and joint ventures	18				18		11			11

(LOSS)/PROFIT BEFORE TAXATION	(193)		(>100)	(283)	(476)		2,480		(230)	2,250

Taxation	(134)			(23)	(157)		(646)		64	(582)
Tax rate %	(69.4)%				(33.0)%		26.0%			25.9%

(LOSS)/PROFIT AFTER TAXATION FOR THE PERIOD	(327)		(>100)	(306)	(633)		1,834		(166)	1,668

Profit attributable to non-controlling interests	57				57		38			38
(Loss)/profit attributable to shareholders	(384)			(306)	(690)		1,796		(166)	1,630

	(327)		(>100)	(306)	(633)		1,834		(166)	1,668

(LOSS)/EARNINGS PER SHARE	(7.5	)p	(>100)		(13.6	)p	35.4	p		32.1	p

Diluted (loss)/earnings per share	(7.5	)p			(13.4	)p	35.1	p		31.8	p

Issued: Thursday, 3rd February 2011, London, U.K.	17

PRESS RELEASE

Pharmaceuticals turnover
Three months ended 31st December 2010

	Total		USA		Europe		Emerging Markets		Rest of World
	£m	CER%	£m	CER%	£m	CER%	£m	CER%	£m	CER%
Respiratory	1,917	(2)	875	(6)	557	(4)	162	17	323	5
Avamys/Veramyst	50	45	17	7	12	9	9	100	12	>100
Flixonase/Flonase	37	3	5	(17)	10	(10)	11	38	11	—
Flixotide/Flovent	220	(5)	118	—	42	(10)	12	33	48	(16)
Seretide/Advair	1,346	(4)	670	(7)	416	(3)	85	14	175	2
Serevent	50	(21)	15	(25)	24	(17)	—	(100)	11	(18)
Ventolin	142	(1)	49	—	38	(7)	30	20	25	(13)
Zyrtec	23	(5)	—	—	—	—	4	—	19	(6)

Anti-virals	224	(64)	41	(82)	24	(73)	61	(13)	98	(59)
Hepsera	33	—	—	—	1	—	15	8	17	(12)
Relenza	11	(96)	(5)	—	—	—	(1)	—	17	(89)
Valtrex	96	(60)	24	(83)	15	(61)	8	—	49	(2)
Zeffix	64	9	3	(25)	6	(14)	39	28	16	(7)

Central nervous system	450	(14)	114	(37)	132	(8)	62	22	142	(4)
Imigran/Imitrex	50	(40)	15	(65)	20	(20)	1	(50)	14	18
Lamictal	130	(3)	66	(11)	34	(10)	16	42	14	33
Requip	60	(9)	10	(38)	33	(8)	1	—	16	27
Seroxat/Paxil	128	(15)	—	(100)	19	(9)	19	5	90	(11)
Treximet	14	—	14	—	—	—	—	—	—	—
Wellbutrin	22	(5)	7	(30)	11	22	4	33	—	—

Cardiovascular and urogenital	696	11	422	10	159	6	36	28	79	23
Arixtra	80	8	49	12	24	—	3	50	4	—
Avodart	177	22	86	1	50	31	9	50	32	100
Coreg	41	29	41	29	—	—	—	—	—	—
Fraxiparine	55	(8)	—	—	38	(13)	15	25	2	(67)
Lovaza	147	11	146	11	—	—	—	—	1	—
Vesicare	31	3	31	3	—	—	—	—	—	—
Volibris	16	>100	—	—	13	86	—	—	3	—

Metabolic	110	(65)	40	(75)	13	(80)	17	(43)	40	(32)
Avandia products	49	(76)	40	(65)	(4)	—	3	(76)	10	(64)
Bonviva/Boniva	18	(73)	—	(100)	14	(35)	—	—	4	—

Anti-bacterials	370	(2)	16	(38)	153	(11)	159	14	42	(2)
Augmentin	168	(2)	—	(100)	69	(13)	78	29	21	(10)

Oncology and emesis	172	—	75	(16)	55	10	17	13	25	41
Arzerra	9	>100	6	>100	3	—	—	—	—	—
Hycamtin	29	(36)	14	(46)	12	(20)	1	—	2	(33)
Promacta	10	80	6	20	3	—	—	—	1	—
Tyverb/Tykerb	60	23	17	14	25	24	9	50	9	14
Votrient	14	>100	11	>100	3	—	—	—	—	—

Vaccines	994	(36)	171	(44)	393	(49)	260	11	170	(28)
Boostrix	49	37	28	65	11	—	4	>100	6	(17)
Cervarix	67	68	1	(75)	25	37	7	—	34	>100
Fluarix, FluLaval	69	64	28	>100	13	18	20	43	8	(33)
Flu Pandemic	161	(82)	—	(100)	90	(82)	25	(60)	46	(67)
Hepatitis	164	5	56	6	63	—	23	17	22	11
Infanrix, Pediarix	190	24	36	30	120	22	13	56	21	13
Rotarix	79	11	21	18	9	(36)	45	36	4	(33)
Synflorix	48	(2)	—	—	8	(27)	35	13	5	(33)

Dermatologicals	288	10	94	1	62	14	82	39	50	(12)
Bactroban	29	4	12	(14)	7	33	7	17	3	—
Dermovate	22	—	—	—	5	—	11	—	6	—
Duac	27	13	15	(7)	6	—	3	>100	3	>100
Soriatane	17	—	17	—	—	—	—	—	—	—
Zovirax	39	(3)	14	8	7	(14)	6	20	12	(15)
Other	306	19	6	>100	99	—	113	62	88	—

	5,527	(17)	1,854	(22)	1,647	(24)	969	16	1,057	(16)

ViiV Healthcare (HIV)	403	(4)	163	(16)	145	(5)	50	57	45	5
Combivir	99	(11)	34	(30)	28	(22)	26	67	11	—
Epivir	29	(3)	10	(17)	8	(27)	6	25	5	100
Epzicom/Kivexa	146	(3)	55	(16)	63	2	9	14	19	19
Lexiva	36	(18)	20	(20)	10	(21)	2	—	4	—
Selzentry	22	>100	9	—	11	>100	1	—	1	—
Trizivir	32	(35)	16	(38)	14	(32)	—	(50)	2	—

	5,930	(16)

Pharmaceutical turnover includes co-promotion income.

Issued: Thursday, 3rd February 2011, London, U.K.	18

PRESS RELEASE

Consumer Healthcare turnover
Three months ended 31st December 2010

	Total
	£m	CER%
Over-the-counter medicines	645	1
Oral healthcare	411	7
Nutritional healthcare	211	7

	1,267	4

	Total
	£m	CER%
USA	279	5
Europe	503	(3)
Rest of World	485	13

	1,267	4

Statement of comprehensive income

	Q4 2010	Q4 2009
	£m	£m
(Loss)/profit for the period	(633)	1,668

Exchange movements on overseas net assets and net investment hedges	113	(52)
Reclassification of exchange on liquidation or disposal of overseas subsidiaries	—	(44)
Tax on exchange movements	—	19
Fair value movements on available-for-sale investments	54	(23)
Deferred tax on fair value movements on available-for-sale investments	(21)	(8)
Reclassification of fair value movements on available-for-sale-investments	19	(28)
Deferred tax reversed on reclassification of available-for-sale investments	(6)	6
Actuarial gains/(losses) on defined benefit plans	371	(173)
Deferred tax on actuarial movements in defined benefit plans	(138)	36
Fair value movements on cash flow hedges	(3)	—
Deferred tax on fair value movements on cash flow hedges	(1)	—
Reclassification of cash flow hedges to income statement	3	1
Cash flow hedge re-allocated on subsidiary acquisition	6	—
Fair value movement on subsidiary acquisition	—	(6)

Other comprehensive income/(expense) for the period	397	(272)

Total comprehensive (expense)/income for the period	(236)	1,396

Total comprehensive (expense)/income for the period attributable to:
Shareholders	(295)	1,357
Non-controlling interests	59	39

	(236)	1,396

Issued: Thursday, 3rd February 2011, London, U.K.	19

PRESS RELEASE
Balance sheet

	31st December	31st December
	2010	2009
	£m	£m
ASSETS
Non-current assets
Property, plant and equipment	9,108	9,374
Goodwill	3,606	3,361
Other intangible assets	8,469	8,183
Investments in associates and joint ventures	1,081	895
Other investments	711	454
Deferred tax assets	2,388	2,374
Derivative financial instruments	97	68
Other non-current assets	556	583

Total non-current assets	26,016	25,292

Current assets
Inventories	3,837	4,064
Current tax recoverable	56	58
Trade and other receivables	5,793	6,492
Derivative financial instruments	93	129
Liquid investments	184	268
Cash and cash equivalents	6,057	6,545
Assets held for sale	16	14

Total current assets	16,036	17,570

TOTAL ASSETS	42,052	42,862

LIABILITIES
Current liabilities
Short-term borrowings	(291)	(1,471)
Trade and other payables	(6,888)	(6,772)
Derivative financial instruments	(188)	(168)
Current tax payable	(869)	(1,451)
Short-term provisions	(4,380)	(2,256)

Total current liabilities	(12,616)	(12,118)

Non-current liabilities
Long-term borrowings	(14,809)	(14,786)
Deferred tax liabilities	(707)	(645)
Pensions and other post-employment benefits	(2,672)	(2,981)
Other provisions	(904)	(985)
Derivative financial instruments	(5)	—
Other non-current liabilities	(594)	(605)

Total non-current liabilities	(19,691)	(20,002)

TOTAL LIABILITIES	(32,307)	(32,120)

NET ASSETS	9,745	10,742

EQUITY
Share capital	1,418	1,416
Share premium account	1,428	1,368
Retained earnings	4,779	6,321
Other reserves	1,262	900

Shareholders’ equity	8,887	10,005

Non-controlling interests	858	737

TOTAL EQUITY	9,745	10,742

Issued: Thursday, 3rd February 2011, London, U.K.	20

PRESS RELEASE
Cash flow statement
Year ended 31st December 2010

	2010	2009
	£m	£m
Profit after tax	1,853	5,669
Tax on profits	1,304	2,222
Share of after tax profits of associates and joint ventures	(81)	(64)
Profit on disposal of interest in associates	(8)	(115)
Net finance expense	715	713
Depreciation and other non-cash items	2,071	1,271
Decrease/(increase) in working capital	1,297	(106)
Increase/(decrease) in other net liabilities	1,480	(45)

Cash generated from operations	8,631	9,545
Taxation paid	(1,834)	(1,704)

Net cash inflow from operating activities	6,797	7,841

Cash flow from investing activities
Purchase of property, plant and equipment	(1,077)	(1,418)
Proceeds from sale of property, plant and equipment	92	48
Purchase of intangible assets	(558)	(455)
Proceeds from sale of intangible assets	126	356
Purchase of equity investments	(279)	(154)
Proceeds from sale of equity investments	27	59
Purchase of businesses, net of cash acquired	(354)	(2,792)
Investment in associates and joint ventures	(61)	(29)
Proceeds from disposal of interest in associates	—	178
Decrease in liquid investments	91	87
Interest received	107	90
Dividends from associates and joint ventures	18	17

Net cash outflow from investing activities	(1,868)	(4,013)

Cash flow from financing activities
Proceeds from own shares for employee share options	17	13
Issue of share capital	62	43
Shares acquired by ESOP Trusts	(16)	(57)
Increase in long-term loans	—	1,358
Repayment of short-term loans	(1,296)	(748)
Increase in short-term loans	6	646
Net repayment of obligations under finance leases	(45)	(48)
Interest paid	(775)	(780)
Dividends paid to shareholders	(3,205)	(3,003)
Distributions to non-controlling interests	(118)	(89)
Other financing items	(201)	(109)

Net cash outflow from financing activities	(5,571)	(2,774)

(Decrease)/increase in cash and bank overdrafts in the year	(642)	1,054

Exchange adjustments	81	(158)
Cash and bank overdrafts at beginning of year	6,368	5,472

Cash and bank overdrafts at end of year	5,807	6,368

Cash and bank overdrafts at end of year comprise:
Cash and cash equivalents	6,057	6,545
Overdrafts	(250)	(177)

	5,807	6,368

Issued: Thursday, 3rd February 2011, London, U.K.	21

PRESS RELEASE
Statement of changes in equity

					Share-	Non-
	Share	Share	Retained	Other	holder’s	controlling	Total
	capital	premium	earnings	reserves	equity	interests	equity
	£m	£m	£m	£m	£m	£m	£m
At 1st January 2010	1,416	1,368	6,321	900	10,005	737	10,742

Profit for the year	—	—	1,634	—	1,634	219	1,853
Other comprehensive income for the year	—	—	144	69	213	20	233
Distributions to non-controlling interests	—	—	—	—	—	(118)	(118)
Dividends to shareholders	—	—	(3,205)	—	(3,205)	—	(3,205)
Shares issued	2	60	—	—	62	—	62
Consideration received for shares transferred by ESOP Trusts	—	—	—	17	17	—	17
Shares acquired by ESOP Trusts	—	—	—	(16)	(16)	—	(16)
Write-down on shares held by ESOP Trusts	—	—	(292)	292	—	—	—
Share-based incentive plans	—	—	175	—	175	—	175
Tax on share-based incentive plans	—	—	2	—	2	—	2

At 31st December 2010	1,418	1,428	4,779	1,262	8,887	858	9,745

At 1st January 2009	1,415	1,326	4,622	568	7,931	387	8,318

Profit for the year	—	—	5,531	—	5,531	138	5,669
Other comprehensive (expense)/income for the year	—	—	(663)	27	(636)	(37)	(673)
Distributions to non-controlling interests	—	—	—	—	—	(89)	(89)
Changes in non-controlling interests	—	—	—	—	—	338	338
Put option over minority interest	—	—	—	(2)	(2)	—	(2)
Dividends to shareholders	—	—	(3,003)	—	(3,003)	—	(3,003)
Shares issued	1	42	—	—	43	—	43
Consideration received for shares transferred by ESOP Trusts	—	—	—	13	13	—	13
Shares acquired by ESOP Trusts	—	—	—	(57)	(57)	—	(57)
Write-down on shares held by ESOP Trusts	—	—	(351)	351	—	—	—
Share-based incentive plans	—	—	171	—	171	—	171
Tax on share-based incentive plans	—	—	14	—	14	—	14

At 31st December 2009	1,416	1,368	6,321	900	10,005	737	10,742

Issued: Thursday, 3rd February 2011, London, U.K.	22

PRESS RELEASE
Segmental information
GSK has revised its segmental information disclosures to reflect changes in the internal reporting structures with effect from 1st January 2010. ViiV Healthcare is now shown as a separate segment. Stiefel has been integrated with the GSK heritage dermatology business and is reported within the relevant geographical pharmaceutical segments. The other trading and other unallocated pharmaceuticals information has been combined. Comparative information has been restated on a consistent basis.
GSK’s operating segments are being reported based on the financial information provided to the Chief Executive Officer and the responsibilities of the Corporate Executive Team (CET). Individual members of the CET are responsible for geographic regions of the Pharmaceuticals business, ViiV Healthcare and for the Consumer Healthcare business as a whole, respectively.
R&D investment is essential for the sustainability of the pharmaceutical businesses. However, for segment reporting, the USA, Europe, Emerging Markets and Asia Pacific/Japan pharmaceutical operating profits exclude allocations of globally funded R&D as well as central costs, principally corporate functions and unallocated manufacturing costs. GSK’s management reporting process allocates intra-Group profit on a product sale to the market in which that sale is recorded, and the profit analyses below have been presented on that basis.
The Other trading and unallocated pharmaceuticals segment includes Canada, Puerto Rico, central vaccine tender sales and contract manufacturing sales, together with costs such as vaccines R&D, central dermatology costs and central manufacturing costs not attributed to other segments.
The Pharmaceuticals R&D segment is the responsibility of the Chairman, Research & Development and is therefore being reported as a separate segment.
Corporate and other unallocated costs and disposal profits include corporate functions, costs for legal matters, fair value movements on financial instruments and investments and profits on global asset disposals.
Turnover by segment

		2009
	2010	(restated)	Growth
	£m	£m	CER%
US pharmaceuticals	7,648	8,578	(11)
Europe pharmaceuticals	6,548	7,087	(6)
Emerging Markets pharmaceuticals	3,556	2,895	22
Asia Pacific/Japan pharmaceuticals	3,102	2,628	9
ViiV Healthcare	1,566	1,605	(3)
Other trading and unallocated pharmaceuticals	962	901	(1)

Pharmaceuticals turnover	23,382	23,694	(2)
Consumer Healthcare turnover	5,010	4,674	5

	28,392	28,368	(1)

Issued: Thursday, 3rd February 2011, London, U.K.	23

PRESS RELEASE
Operating profit by segment

		2009
	2010	(restated)	Growth
	£m	£m	CER%
US pharmaceuticals	5,043	5,933	(16)
Europe pharmaceuticals	3,744	3,993	(4)
Emerging Markets pharmaceuticals	1,271	948	31
Asia Pacific/Japan pharmaceuticals	1,730	1,352	15
ViiV Healthcare	851	1,071	(21)
Pharmaceuticals R&D	(3,105)	(3,082)	—
Other trading and unallocated pharmaceuticals	(783)	(705)	33

Pharmaceuticals operating profit	8,751	9,510	(11)
Consumer Healthcare operating profit	1,043	931	8

Segment profit	9,794	10,441
Corporate and other unallocated costs and disposal profits	(4,666)	(1,184)	>100

Operating profit before major restructuring	5,128	9,257	(48)
Major restructuring	(1,345)	(832)

Total operating profit	3,783	8,425

Finance income	116	70
Finance costs	(831)	(783)
Profit on disposal of interest in associates	8	115
Share of after tax profits of associates and joint ventures	81	64

Profit before taxation	3,157	7,891

Segmental commentary — 2010
US pharmaceuticals turnover declined 11% reflecting lower turnover as a result of generic competition to Valtrex, lower pandemic sales, the impact of healthcare reforms, the discontinuation of promotion of Boniva and lower sales of Avandia partially offset by the performance of newer products. The reduced turnover was partially offset by lower SG&A costs reflecting savings from the restructuring programme and a receipt for the exclusive promotion rights to Boniva for 2010 in the USA. Operating profit declined by 16%.
Europe pharmaceuticals turnover declined 6% as a result of accelerated pricing reductions across Europe and lower sales of pandemic products, Avandia and Valtrex. An 11% reduction in SG&A costs, reflecting savings from the restructuring programme, helped to limit the decline in operating profit to 4%.
Emerging Markets pharmaceuticals operating profit increased by 31% on a turnover increase of 22%, reflecting strong Synflorix and pandemic vaccine sales, together with the benefit of acquisitions, partially offset by increased SG&A investment across the region.
Asia Pacific and Japan pharmaceuticals turnover increased 9% as a result of higher Cervarix and pandemic vaccine sales, partially offset by lower sales of Relenza. Operating profits increased 15% reflecting the impact of the mix of sales on cost of goods and cost containment on SG&A, which only increased 1%.
ViiV Healthcare operating profits decreased 21% primarily as a result of US healthcare reform and higher SG&A and R&D costs partially offset by a one-time royalty settlement. The higher SG&A costs were primarily due to the amortisation of acquired intangible assets.
Pharmaceuticals R&D costs were unchanged, reflecting savings from the restructuring programme and lower intangible asset impairments offset by an unfavourable comparison with 2009, which included the settlement of a royalty dispute and a provision release due to the reassessment of a receivable balance.

Issued: Thursday, 3rd February 2011, London, U.K.	24

PRESS RELEASE
Other unallocated pharmaceuticals costs increased 33% in 2010 principally due to higher costs from the full-year inclusion of Stiefel and centrally held manufacturing costs partially offset by lower exchange losses on inter-company trading.
Consumer Healthcare operating profit increased 8% on a turnover increase of 5%, reflecting efficiencies of scale in SG&A costs which grew more slowly than sales.
The increase in Corporate and other unallocated costs primarily reflects higher legal costs and lower asset disposals.
Turnover by segment

		Q4 2009
	Q4 2010	(restated)	Growth
	£m	£m	CER%
US pharmaceuticals	1,854	2,322	(22)
Europe pharmaceuticals	1,647	2,231	(24)
Emerging Markets pharmaceuticals	969	817	16
Asia Pacific/Japan pharmaceuticals	797	794	(11)
ViiV Healthcare	403	415	(4)
Other trading and unallocated pharmaceuticals	260	331	(27)

Pharmaceuticals turnover	5,930	6,910	(16)
Consumer Healthcare turnover	1,267	1,184	4

	7,197	8,094	(13)

Operating profit by segment

		Q4 2009
	Q4 2010	(restated)	Growth
	£m	£m	CER%
US pharmaceuticals	1,256	1,544	(21)
Europe pharmaceuticals	927	1,296	(27)
Emerging Markets pharmaceuticals	345	276	19
Asia Pacific/Japan pharmaceuticals	426	409	(12)
ViiV Healthcare	216	250	(16)
Pharmaceuticals R&D	(809)	(826)	(4)
Other trading and unallocated pharmaceuticals	(391)	(163)	>100

Pharmaceuticals operating profit	1,970	2,786	(31)
Consumer Healthcare operating profit	302	261	13

Segment profit	2,272	3,047
Corporate and other unallocated costs and disposal profits	(2,309)	(370)	>100

Operating (loss)/profit before major restructuring	(37)	2,677
Major restructuring	(283)	(230)

Total operating (loss)/profit	(320)	2,447

Finance income	58	5
Finance costs	(240)	(213)
Profit on disposal of interest in associate	8	—
Share of after tax profits of associates and joint ventures	18	11

(Loss)/profit before taxation	(476)	2,250

Issued: Thursday, 3rd February 2011, London, U.K.	25

PRESS RELEASE
Segmental commentary — Q4 2010
US pharmaceuticals operating profit declined 21% in the quarter on a turnover decrease of 22%. This reflected generic competition to Valtrex, lower pandemic sales, the impact of healthcare reforms and lower sales of Avandia. SG&A costs decreased by 22%, reflecting savings from the restructuring programme.
Europe operating profit declined 27% in the quarter on a turnover decrease of 24% reflecting lower sales of pandemic products, Avandia and Valtrex and accelerated pricing reductions across Europe.
Emerging Markets operating profit increased 19% on a turnover increase of 16%.
Asia Pacific and Japan turnover and operating profit decreased 11% and 12% respectively principally as a result of lower sales of Relenza in the quarter.
ViiV Healthcare operating profits decreased 16% as a result of US healthcare reforms and higher SG&A and R&D costs, partially offset by a one-time royalty settlement.
Pharmaceuticals R&D costs reduced by 4% reflecting savings from the Operational Excellence programme partly offset by higher intangible asset impairments.
Other unallocated pharmaceuticals costs increased in the quarter principally due to higher exchange losses of £51 million (2009: £18 million), higher central vaccines costs and lower pandemic sales in Canada.
Consumer Healthcare turnover increased 4% and operating profits increased by 13% as a result of gains on asset disposals in the quarter.
Corporate and other unallocated costs increased significantly as a result of the higher legal charges in the quarter and the unfavourable comparison with Q4 2009, which included the accounting gain on the creation of ViiV Healthcare and the disposal of assets to Aspen.

Issued: Thursday, 3rd February 2011, London, U.K.	26

PRESS RELEASE
Legal matters
The Group is involved in various legal and administrative proceedings, principally product liability, intellectual property, tax, anti-trust and governmental investigations and related private litigation concerning sales, marketing and pricing which are more fully described in the ‘Legal Proceedings’ note in the Annual Report 2009.
At 31st December 2010, the Group’s aggregate provision for legal and other disputes (not including tax matters described under ‘Taxation’ on page 28) was £4.0 billion which includes the provision for Q4 2010 of £2.2 billion for legal and other disputes, primarily in respect of additional provisions for the investigation by the US Attorney’s Office for the District of Colorado into the Group’s US sales and promotional practices and for product liability cases regarding Avandia (rosiglitazone), as announced on 17th January 2011.
In respect of a number of legal proceedings in which the Group is involved, it is not possible to make a reliable estimate of the expected financial effect, if any, that will result from ultimate resolution of the proceedings. In these cases, the Group may disclose information with respect to the nature and facts of the cases but no provision is typically made.
The ultimate liability for legal claims may vary from the amounts provided and is dependent upon the outcome of litigation proceedings, investigations and possible settlement negotiations. The position could change over time, and, therefore, there can be no assurance that any losses that result from the outcome of any legal proceedings will not exceed the amount of the provisions reported in the Group’s financial accounts by a material amount.
Significant developments since the date of the 2009 Annual Report (as previously updated by the Legal matters section of the Results Announcements for Q1, Q2 and Q3 2010 and the 17th January 2011 announcement) are as follows:
On 26th October 2010, the Group finalised a previously reported agreement with the US Attorney’s Office for the District of Massachusetts and the US Department of Justice with respect to the investigation of the Group’s former manufacturing facility in Cidra, Puerto Rico. Under the agreement and as a comprehensive settlement of pending claims against the Group arising from the investigation, the Group paid a total of $750 million (£500 million) in civil and criminal penalties, and SB Pharmco Puerto Rico, Inc., a subsidiary of the Group, pleaded guilty to certain charges. As previously disclosed, the Group is in the process of negotiating a Corporate Integrity Agreement with the Office of Inspector General that will cover manufacturing compliance matters. The Group has received Civil Investigative Demands and a subpoena from several State Attorneys General offices relating to the matters at issue in the federal investigation. The enquiries are at an early stage, and the Group is co-operating with these offices.
As previously reported, the Group has continued to receive new product liability cases regarding Avandia in the USA and has increased its provision for legal disputes including for Avandia cases filed since Q2 2010 and an estimate of future claims. The Group has reached agreements to settle the majority of Avandia product liability claims known as at 31st January 2011.
On 11th November 2010, GSK was served with a suit by the Utah Attorney General’s Office asserting various statutory and common law claims relating to the Group’s development and marketing of Avandia. The suit is in its early stages.
In November 2010, Banner Pharmacaps, Inc. (Banner) sent the Group notice that it had filed an Abbreviated New Drug Application (ANDA) to market a generic version of Avodart (dutasteride). The notification contained a “Paragraph IV” certification alleging that two Group patents expiring in 2013 and one patent expiring in 2015 covering dutasteride, the active ingredient in Avodart, and its use were invalid or not infringed by Banner’s proposed generic dutasteride product. These patents are the same patents that were the subject of the Group’s settlement with Teva Pharmaceuticals, Inc. (Teva) in March 2010. Since Teva was the first to file an ANDA with a Paragraph IV certification, it holds 180-day exclusivity as to all later filers. Banner cannot obtain final FDA approval until the expiration or forfeiture of Teva’s 180 days of exclusivity. The Group sued Banner in the US District Court for the District of Delaware in January 2011.

Issued: Thursday, 3rd February 2011, London, U.K.	27

PRESS RELEASE
In December 2010, Anchen Pharmaceuticals, Inc. (Anchen) sent the Group notices that it had filed ANDAs with Paragraph IV certifications for Avodart and Jalyn, challenging the Group patent expiring in 2015 that covers dutasteride. Jalyn is a combination of dutasteride and tamsulosin, and is covered by the same patents that cover Avodart. Anchen cannot obtain final FDA approval of Jalyn until at least September 2013 since they have not challenged the Group’s patents that cover dutasteride which expire at that time. Anchen cannot obtain FDA approval of Avodart until the later of September 2013 or expiration or forfeiture of Teva’s 180-day exclusivity. The Group sued Anchen in the US District Court for the District of Delaware in January 2011.
On 26th January 2011, the District Court of The Hague issued a decision in the invalidity action brought by Sandoz (acting with Hexal) against the Dutch part of the Group’s European Seretide patent together with the corresponding Supplementary Protection Certificate (SPC). The District Court revoked the SPC based upon the patent. The Group is reviewing the decision and determining whether to file an appeal. To date, no generic Seretide product has been approved in any major European market despite the revocation of certain patents covering Seretide in some countries.
Developments with respect to tax matters are described in ‘Taxation’ below.
Taxation
The charge for taxation on profit before major restructuring charges amounted to £1,544 million and represented an effective tax rate of 34.3% (2009: 28.0%). This was impacted by the significant legal charges in the year.
The charge for taxation on total profits amounted to £1,304 million and represented an effective tax rate of 41.3% (2009: 28.2%). The Group’s balance sheet at 31st December 2010 included a tax payable liability of £869 million and a tax recoverable asset of £56 million.
During the year, GSK agreed and settled further open years with major tax authorities up to and including 2008. In Canada, the Federal Court of Appeal overturned a judgment of the Tax Court of Canada in respect of GSK’s transfer pricing in the early 1990’s and remanded the case back to the Tax Court for reconsideration. The parties seeking leave to appeal to the Supreme Court of Canada. Otherwise transfer pricing and other issues are as previously described in the ‘Taxation’ note to the Financial Statements included in the Annual Report 2009.
GSK continues to believe that it has made adequate provision for the liabilities likely to arise from periods which are open and not yet agreed by tax authorities. The ultimate liability for such matters may vary from the amounts provided and is dependent upon the outcome of agreements with relevant tax authorities or litigation where appropriate.

Issued: Thursday, 3rd February 2011, London, U.K.	28

PRESS RELEASE
Dividends

	Paid/	Pence per
	payable	share	£m
2010
First interim	8th July 2010	15	764
Second interim	7th October 2010	15	759
Third interim	6th January 2011	16	816
Fourth interim	7th April 2011	19	967

		65	3,306

2009
First interim	9th July 2009	14	701
Second interim	8th October 2009	14	713
Third interim	7th January 2010	15	763
Fourth interim	8th April 2010	18	919

		61	3,096

Weighted average number of shares

	2010	2009
	millions	millions
Weighted average number of shares — basic	5,085	5,069
Dilutive effect of share options and share awards	43	39

Weighted average number of shares — diluted	5,128	5,108

	Q4 2010	Q4 2009
	millions	millions
Weighted average number of shares — basic	5,090	5,072
Dilutive effect of share options and share awards	42	44

Weighted average number of shares — diluted	5,132	5,116

Net assets
The book value of net assets decreased by £997 million from £10,742 million at 31st December 2009 to £9,745 million at 31st December 2010. This reflects dividend payments and the increased provision for legal charges, partially offset by the operating activities in the year. At 31st December 2010, the net deficit on the Group’s pension plans was £1,224 million compared with £1,745 million at 31st December 2009. The decrease in the pension deficit arose predominantly from a net increase in asset values in the UK and the USA, deficit reduction contributions by the company and a decrease in the long-term inflation rate, partly offset by reductions in the rate used to discount UK pension liabilities from 5.7% to 5.5% and the rate used to discount US pension liabilities from 5.75% to 5.2%.
The carrying value of investments in associates and joint ventures at 31st December 2010 was £1,081 million, with a market value of £1,977 million.
At 31st December 2010, the ESOP Trusts held 105 million GSK shares against the future exercise of share options and share awards. The carrying value of £845 million has been deducted from other reserves. The market value of these shares was £1,308 million.
GSK did not purchase any shares for cancellation in the year. At 31st December, the company held 474.2 million Treasury shares at a cost of £6,286 million, which has been deducted from retained earnings.

Issued: Thursday, 3rd February 2011, London, U.K.	29

PRESS RELEASE
Reconciliation of cash flow to movements in net debt

	2010	2009
	£m	£m
Net debt at beginning of the year	(9,444)	(10,173)

(Decrease)/increase in cash and bank overdrafts	(642)	1,054
Cash inflow from liquid investments	(91)	(87)
Net increase in long-term loans	—	(1,358)
Net repayment of short-term loans	1,290	102
Net repayment of obligations under finance leases	45	48
Debt of subsidiary undertakings acquired	(20)	(9)
Exchange adjustments	61	1,041
Other non-cash movements	(58)	(62)

Decrease in net debt	585	729

Net debt at end of the year	(8,859)	(9,444)

Related party transactions
The Group’s significant related parties are its joint ventures and associates as disclosed in the Annual Report 2009, apart from JCR Pharmaceutical Co. Limited, a Japanese pharmaceutical company, which is now being accounted for as an associate following the acquisition of further shares in May 2010.
There were no material transactions with any of the Group’s joint ventures and associates in the year. There were also no material transactions with Directors.
Subsequent to the year-end, the Group sold its entire shareholding in Quest Diagnostics Inc. The sale comprised a secondary public offering and an accompanying repurchase of shares by Quest Diagnostics which together are expected to generate gross proceeds of $1.1 billion (£0.7 billion) after tax.
Contingent liabilities
There were contingent liabilities at 31st December 2010 in respect of guarantees and indemnities entered into as part of the ordinary course of the Group’s business. No material losses are expected to arise from such contingent liabilities.

Issued: Thursday, 3rd February 2011, London, U.K.	30

PRESS RELEASE
Exchange rates
The Group operates in many countries and earns revenues and incurs costs in many currencies. The results of the Group, as reported in Sterling, are affected by movements in exchange rates between Sterling and other currencies. Average exchange rates, as modified by specific transaction rates for large transactions, prevailing during the period are used to translate the results and cash flows of overseas subsidiaries, associates and joint ventures into Sterling. Period-end rates are used to translate the net assets of those entities. The currencies which most influenced these translations and the relevant exchange rates were:

	2010	2009	Q4 2010	Q4 2009
Average rates:
£/US$	1.55	1.56	1.58	1.62
£/Euro	1.16	1.12	1.16	1.12
£/Yen	136	146	130	149

Period end rates:
£/US$	1.56	1.61	1.56	1.61
£/Euro	1.17	1.13	1.17	1.13
£/Yen	127	150	127	150
During 2010, average Sterling exchange rates in both the full year and Q4 were stronger against the Euro but weaker against the US Dollar and the Yen compared with the same periods in 2009. Period end Sterling exchange rates were also stronger against the Euro but weaker against the US Dollar and the Yen.
Accounting presentation and policies
This unaudited Results Announcement containing condensed financial information for the three and twelve months ended 31st December 2010 is prepared in accordance with the Disclosure and Transparency Rules of the United Kingdom’s Financial Services Authority and the accounting policies set out in the Annual Report 2009, except that GSK has implemented IFRS 3 (Revised) ‘Business combinations’, IAS 27 (Revised) ‘Consolidated and separate financial statements: recognition and measurement’ and IFRIC 17 ‘Distributions of non-cash assets to owners’. None of these changes has had a material impact on the results for the periods under review.
The income statement, statement of comprehensive income, cash flow statement and statement of changes in equity for the year ended 31st December 2010 and the balance sheet at that date, are subject to completion of the audit and may also change should a significant adjusting event occur before the approval of the Annual Report 2010 on 1st March 2011.
This Results Announcement does not constitute statutory accounts of the Group within the meaning of sections 434(3) and 435(3) of the Companies Act 2006. The balance sheet at 31st December 2009 has been derived from the full Group accounts published in the Annual Report 2009, which has been delivered to the Registrar of Companies and on which the report of the independent auditors was unqualified and did not contain a statement under section 498 of the Companies Act 2006.
Internet
This Announcement and other information about GSK are available on the company’s website at: http://www.gsk.com.

Issued: Thursday, 3rd February 2011, London, U.K.	31

PRESS RELEASE
Additional income statement information
Year ended 31st December 2010

							Other
				Cost of	SG&A	R&D	operating	Operating	Operating
			Turnover	sales	costs	costs	income	profit	margin %
US pharmaceuticals	2010	£m	7,648	(935)	(1,856)	—	186	5,043	65.9
	2009 (restated)	£m	8,578	(952)	(2,065)	—	372	5,933	69.2
	Growth CER	%	(11)	(2)	(11)	—	(50)	(16)

Europe pharmaceuticals	2010	£m	6,548	(1,427)	(1,395)	—	18	3,744	57.2
	2009 (restated)	£m	7,087	(1,493)	(1,609)	(2)	10	3,993	56.3
	Growth CER	%	(6)	(2)	(11)	—	80	(4)

Emerging Markets	2010	£m	3,556	(1,252)	(1,054)	(3)	24	1,271	35.7
pharmaceuticals	2009 (restated)	£m	2,895	(1,031)	(915)	(4)	3	948	32.7
	Growth CER	%	22	21	16	(25)	>100	31

Asia Pacific / Japan	2010	£m	3,102	(633)	(733)	(28)	22	1,730	55.8
pharmaceuticals	2009 (restated)	£m	2,628	(595)	(669)	(22)	10	1,352	51.4
	Growth CER	%	9	4	1	18	>100	15

ViiV Healthcare	2010	£m	1,566	(323)	(274)	*(93)	(25)	851	54.3
	2009 (restated)	£m	1,605	(327)	(168)	*(27)	(12)	1,071	66.7
	Growth CER	%	(3)	(1)	63	>100	>100	(21)

Pharmaceuticals R&D	2010	£m	—	—	(160)	(2,954)	9	(3,105)
	2009 (restated)	£m	—	—	(182)	(3,019)	119	(3,082)
	Growth CER	%	—	—	(13)	(3)	(92)	—

Other trading and	2010	£m	962	(863)	(495)	(652)	265	(783)
unallocated	2009 (restated)	£m	901	(873)	(509)	(641)	417	(705)
pharmaceuticals	Growth CER	%	(1)	—	12	2	(36)	33

Total pharmaceuticals	2010	£m	23,382	(5,433)	(5,967)	(3,730)	499	8,751	37.4
	2009 (restated)	£m	23,694	(5,271)	(6,117)	(3,715)	919	9,510	40.1
	Growth CER	%	(2)	4	(2)	—	(46)	(11)

Consumer Healthcare	2010	£m	5,010	(1,902)	(1,939)	(158)	32	1,043	20.8
	2009 (restated)	£m	4,674	(1,755)	(1,850)	(150)	12	931	19.9
	Growth CER	%	5	6	3	5	>100	8

Corporate and other	2010	£m	—	(70)	(4,482)	(76)	(38)	(4,666)
unallocated costs	2009 (restated)	£m	—	(69)	(1,233)	(86)	204	(1,184)
	Growth CER	%	—	1	>100	(13)	(>100)	>100

Results before major	2010	£m	28,392	(7,405)	(12,388)	(3,964)	493	5,128	18.1
restructuring	2009 (restated)	£m	28,368	(7,095)	(9,200)	(3,951)	1,135	9,257	32.6
	Growth CER	%	(1)	4	35	—	(57)	(48)

*	Note: This excludes HIV discovery research (pre-Phase IIb) which is conducted by GSK and Pfizer and R&D expenditure related to the Shionogi JV and Phase IV clinical expenditure which are reported within the ViiV Healthcare OOI and SG&A lines respectively.

Issued: Thursday, 3rd February 2011, London, U.K.	32

PRESS RELEASE
The following table provides additional financial analysis for worldwide vaccines and worldwide dermatologicals which are not segments for financial reporting purposes and are managed within the geographical pharmaceutical segments. Consequently, these results are included within the financial information of the relevant geographical pharmaceuticals segments as reported to the CEO and presented in the tables on pages 23 to 26.
Year ended 31st December 2010

							Other
				Cost of	SG&A	R&D	operating	Operating	Operating
			Turnover	sales	costs	costs	income	profit	margin %
Worldwide vaccines	2010	£m	4,326	(1,394)	(664)	(538)	85	1,815	42.0
	2009 (restated)	£m	3,706	(1,154)	(671)	(529)	105	1,457	39.3
	Growth CER	%	15	23	(3)	3	(19)	20

Worldwide dermatologicals	2010	£m	1,087	(250)	(339)	(47)	(5)	446	41.0
	2009 (restated)	£m	707	(191)	(152)	(30)	2	336	47.5
	Growth CER	%	51	29	>100	53	(>100)	30

All other pharmaceuticals	2010	£m	17,969	(3,789)	(4,964)	(3,145)	419	6,490	36.1
	(restated)	£m	19,281	(3,926)	(5,294)	(3,156)	812	7,717	40.0
	Growth CER	%	(8)	(3)	(5)	(1)	(48)	(19)

Total pharmaceuticals	2010	£m	23,382	(5,433)	(5,967)	(3,730)	499	8,751	37.4
	(restated)	£m	23,694	(5,271)	(6,117)	(3,715)	919	9,510	40.1
	Growth CER	%	(2)	4	(2)	—	(46)	(11)

Issued: Thursday, 3rd February 2011, London, U.K.	33

PRESS RELEASE
Three months ended 31st December 2010

							Other
				Cost of	SG&A	R&D	operating	Operating	Operating
			Turnover	sales	costs	costs	income	profit	margin %
US pharmaceuticals	Q4 2010	£m	1,854	(225)	(412)	—	39	1,256	67.7
	Q4 2009 (restated)	£m	2,322	(270)	(513)	—	5	1,544	66.5
	Growth CER	%	(22)	(16)	(22)	—	>100	(21)

Europe pharmaceuticals	Q4 2010	£m	1,647	(383)	(344)	—	7	927	56.3
	Q4 2009 (restated)	£m	2,231	(476)	(461)	(2)	4	1,296	58.1
	Growth CER	%	(24)	(18)	(23)	—	75	(27)

Emerging Markets	Q4 2010	£m	969	(338)	(276)	(1)	(9)	345	35.6
pharmaceuticals	Q4 2009 (restated)	£m	817	(294)	(246)	(2)	1	276	33.8
	Growth CER	%	16	16	11	(50)	(>100)	19

Asia Pacific / Japan	Q4 2010	£m	797	(163)	(205)	(7)	4	426	53.5
pharmaceuticals	Q4 2009 (restated)	£m	794	(189)	(191)	(7)	2	409	51.5
	Growth CER	%	(11)	(16)	(4)	(14)	50	(12)

ViiV Healthcare	Q4 2010	£m	403	(68)	(80)	*(30)	(9)	216	53.6
	Q4 2009 (restated)	£m	415	(89)	(58)	*(15)	(3)	250	60.2
	Growth CER	%	(4)	(24)	38	100	>100	(16)

Pharmaceuticals R&D	Q4 2010	£m	—	1	(40)	(777)	7	(809)
	Q4 2009 (restated)	£m	—	—	(45)	(781)	—	(826)
	Growth CER	%	—	—	(13)	(3)	—	(4)

Other trading and	Q4 2010	£m	260	(315)	(197)	(209)	70	(391)
unallocated	Q4 2009 (restated)	£m	331	(331)	(181)	(227)	245	(163)
pharmaceuticals	Growth CER	%	(27)	(6)	(19)	(8)	(71)	>100

Total pharmaceuticals	Q4 2010	£m	5,930	(1,491)	(1,554)	(1,024)	109	1,970	33.2
	Q4 2009 (restated)	£m	6,910	(1,649)	(1,695)	(1,034)	254	2,786	40.3
	Growth CER	%	(16)	(9)	(13)	(3)	(57)	(31)

Consumer Healthcare	Q4 2010	£m	1,267	(477)	(475)	(42)	29	302	23.8
	Q4 2009 (restated)	£m	1,184	(436)	(453)	(45)	11	261	22.0
	Growth CER	%	4	6	2	(7)	>100	13

Corporate and other	Q4 2010	£m	—	(12)	(2,260)	(17)	(20)	(2,309)
unallocated costs	Q4 2009 (restated)	£m	—	(13)	(632)	(13)	288	(370)
	Growth CER	%	—	(8)	>100	23	(>100)	>100

Results before major	Q4 2010	£m	7,197	(1,980)	(4,289)	(1,083)	118	(37)	(0.5)
restructuring	Q4 2009 (restated)	£m	8,094	(2,098)	(2,780)	(1,092)	553	2,677	33.1
	Growth CER	%	(13)	(6)	51	(3)	(79)	(>100)

*	Note: This excludes HIV discovery research (pre-Phase IIb) which is conducted by GSK and Pfizer and R&D expenditure related to the Shionogi JV and Phase IV clinical expenditure which are reported within the ViiV Healthcare OOI and SG&A lines respectively.

Issued: Thursday, 3rd February 2011, London, U.K.	34

PRESS RELEASE
The following table provides additional financial analysis for worldwide vaccines and worldwide dermatologicals which are not segments for financial reporting purposes and are managed within the geographical pharmaceutical segments. Consequently, these results are included within the financial information of the relevant geographical pharmaceuticals segments as reported to the CEO and presented in the tables on pages 23 to 26.
Three months ended 31st December 2010

							Other
				Cost of	SG&A	R&D	operating	Operating	Operating
			Turnover	sales	costs	costs	income	profit	margin %
Worldwide vaccines	Q4 2010	£m	994	(421)	(175)	(162)	14	250	25.2
	Q4 2009 (restated)	£m	1,523	(404)	(195)	(179)	21	766	50.3
	Growth CER	%	(36)	7	(13)	(9)	(33)	(71)

Worldwide	Q4 2010	£m	288	(68)	(98)	(10)	(8)	104	36.1
dermatologicals	Q4 2009 (restated)	£m	255	(72)	(67)	(19)	1	98	38.4
	Growth CER	%	10	(7)	40	(53)	(>100)	4

All other	Q4 2010	£m	4,648	(1,002)	(1,281)	(852)	103	1,616	34.8
pharmaceuticals	Q4 2009 (restated)	£m	5,132	(1,173)	(1,433)	(836)	232	1,922	37.5
	Growth CER	%	(12)	(15)	(15)	—	(56)	(17)

Total pharmaceuticals	Q4 2010	£m	5,930	(1,491)	(1,554)	(1,024)	109	1,970	33.2
	Q4 2009 (restated)	£m	6,910	(1,649)	(1,695)	(1,034)	254	2,786	40.3
	Growth CER	%	(16)	(9)	(13)	(3)	(57)	(31)

Issued: Thursday, 3rd February 2011, London, U.K.	35